UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: Result of AngloGold Ashanti plc's General Meeting
AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
NEWS RELEASE
RESULT OF ANGLOGOLD ASHANTI PLC'S GENERAL MEETING
AngloGold Ashanti plc (the “Company") (NYSE: AU; JSE: ANG) today announces the result of the general meeting of its shareholders held at 9:00am (Mountain Daylight Time) on Thursday, 23 July 2026
(the “General Meeting”). The full text of the resolution proposed at the General Meeting is set out in the notice of General Meeting (the “Notice”) published on 1 July 2026. A copy of the Notice is available on the
Company's website at: www.anglogoldashanti.com/generalmeeting.
The resolution was passed as an ordinary resolution.

Resolution		Votes For[1]	%	Votes Against	%	Votes Withheld/ Abstentions[2]	Broker Non-Votes
1.	Authority to purchase own shares off-market.	269,206,760	66.08	138,172,636	33.92	43,230	0

1.	Votes ‘for’ include those votes giving the Chair discretion.
2.	For all relevant purposes, votes which are “withheld” or “abstained” are not votes in law and are not counted in the calculation of the proportion of votes for and against the resolution.

As of the record date, Friday, 26 June 2026, there were 505,746,148 ordinary shares in issue, with shareholders being entitled to one vote per share on a poll.
ENDS
London, Denver, Johannesburg
24 July 2026
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Andrea Maxey+61 8 9425 4603 / +61 400 072 199 amaxey@aga.gold
General inquiriesmedia@anglogoldashanti.com
Investors
Yatish Chowthee+27 11 637 6273 / +27 78 364 2080yrchowthee@aga.gold
Andrea Maxey+61 8 9425 4603 / +61 400 072 199 amaxey@aga.gold
Website: www.anglogoldashanti.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 24 July 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary